November 8, 2024

Brent Hinds
Chief Financial Officer
ClearSign Technologies Corp
8023 E. 63rd Place, Suite 101
Tulsa, Oklahoma 74133

       Re: ClearSign Technologies Corp
           Amendment No. 1 to Form 10-K for the Year Ended December 31, 2023 File No. 001-35521
Dear Brent Hinds:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services